11/2


06019249

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atrium Biotechnologies

*CURRENT ADDRESS 1405 Parc-Technologique Blvd.
Quebec, Quebec G1P 4P5
Canada

**FORMER NAME


PROCESSED
DEC 2 0 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35044 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/11/06

82-35044

ARIS
12-31-05

RECEIVED
2005 NOV -2 P 12:5

05 ANNUAL REPORT





ATRIUM BIOTECHNOLOGIES INC. (TSX: ATB.SV) IS A LEADING DEVELOPER, [illegible] AND [illegible] OF SCIENCE BASED PRODUCTS FOR THE COSMETICS, PHARMACEUTICAL, [illegible] NUTRITION INDUSTRIES. ATRIUM BIOTECHNOLOGIES FOCUSES PRIMARILY ON GROWING SEGMENTS OF [illegible] AND PERSONAL CARE MARKETS WHICH ARE BENEFITING FROM THE TREND TOWARD [illegible] AND THE AGING POPULATION.

[illegible]

[illegible]

[illegible]

- [illegible]
- [illegible]
- [illegible] US$14 [illegible]
- [illegible] US$19 [illegible]
- 2005 [illegible] US$ [illegible]

HIGHLIGHTS

THE ACQUISITION OF DOUGLAS LABORATORIES CATAPULTED ATRIUM BIOTECHNOLOGIES INTO A LEADERSHIP POSITION IN THE MARKETING OF NUTRITIONAL SUPPLEMENTS FOR HEALTHCARE PROFESSIONALS IN THE UNITED STATES.

- **JANUARY:** New credit facility of US$64 million
  Acquisition of MultiChem in Canada for US$21 million
- **APRIL:** Initial public offering raised US$61 million
  (US$41 million from treasury) (TSX: ATB.sv)
- **SEPTEMBER:** Monetization of tax assets allowing the Company to benefit from annual savings of approximately US$3 million
- **NOVEMBER:** Existing credit facility increased to US$107 million with flexibility of increasing to US$172 million
- **DECEMBER:** Acquisition of Douglas Laboratories in the United States for US$87 million

OUR GOAL IS TO CONTINUALLY STRENGTHEN OUR LEADERSHIP POSITION IN THE HEALTH AND PERSONAL CARE INDUSTRY THROUGH A SOUND RISK MANAGEMENT STRATEGY AIMED AT STRIKING A BALANCE BETWEEN OUR GEOGRAPHICAL MARKETS, PRODUCT PORTFOLIO AND CUSTOMERS.



- GEOGRAPHICAL MARKETS:
  North America represents 44% of our revenues and Europe 54%
- PRODUCTS:
  No product represents more than 5% of EBITDA
- CUSTOMERS:
  No customer represents more than 5% of EBITDA

- Acquisition of eight companies in five years totalling US$190 million in North America and Europe
- Number of employees: from 20 to nearly 500
- Product portfolio: from 18 to 2,800
- Customers: from some 100 customers to 40,000 healthcare professionals and 2,000 institutional customers

Douglas Laboratories Health & Nutrition (U.S.A.)

MultiChem Active Ingredients & Specialty Chemicals (Canada)

Pure Encapsulations Health & Nutrition (U.S.A.)

Siricie Active Ingredients & Specialty Chemicals (France)

Chimiray/Interchemical Active Ingredients & Specialty Chemicals (France)

ADF Chimie Active Ingredients & Specialty Chemicals (France)

UNIPEX Active Ingredients & Specialty Chemicals (France)

Biotherapies Health & Nutrition (U.S.A.)

Creation of Atrium Biotechnologies



REVENUES
in millions US dollars
200.9$M
05



EBITDA
in millions US dollars
25.2$M
05



NET EARNINGS
in millions US dollars
14.3$M
05



CASH FLOWS
FROM OPERATIONS(1)
in millions US dollars
18.9$M
05



Remarkably, our company's short history is a true reflection of the objectives we originally set for ourselves and the commitment to meeting them. In 2005, we therefore structured the business to better manage our growth, and put into place the necessary tools to take the company to the next level. We are thus very happy and proud of what we accomplished in 2005, a year marked by our initial public offering and two major acquisitions in North America.

TWO DIVISIONS, A SINGLE GOAL: TO BE THE LEADER

Atrium Biotechnologies encompasses two divisions—the *Active Ingredients & Specialty Chemicals Division* and the *Health & Nutrition Division*. The first concentrates on developing, manufacturing, and marketing high-end niche market raw materials geared towards 2,000 corporate world leaders already using ingredients sold by Atrium Biotechnologies; the second develops, manufactures, and markets high quality finished products scientifically tested by our research teams and recommended by over 40,000 healthcare professionals.

Both Atrium Biotechnologies divisions primarily target the growing health and personal care market segments. These markets clearly have a strong potential given the growing and ever more widespread trend toward healthy lifestyles. We are confident that these niches are really promising since they are based on a universally shared quest—attaining a state of wellbeing.

SUCCESSFUL INTEGRATION OF OUR STRATEGIC ACQUISITIONS: PROVEN KNOW-HOW

From our first US$14 million round of private funding in 2000, we began making a number of acquisitions in fragmented markets. This accelerated the company's growth and bolstered the Company's position as a leader in the development, manufacturing, and marketing of value-added products. This development enabled us to increase our revenues from US$6 million in 2000 to US$201 million this year. During the same period, net earnings rose from US$2 million to over US$14 million.

2005

The main highlight of the year occurred in April when we successfully completed our US$61 million (US$41 million from treasury) initial public offering aimed at pursuing our strategic growth plan which led to two major acquisitions: MultiChem in Canada, a company specialized in the marketing of active ingredients and specialty chemicals and Douglas Laboratories in the United States, a leader in nutritional supplements marketed to North American healthcare professionals. By effectively integrating these companies, those highly strategic acquisitions reinforce our access to market and expand our product line which in turn, will bring short and long-term growth.

These acquisitions were made according to extremely rigorous criteria, including a mandatory minimum 20% return on investment. Moreover, we targeted cutting-edge companies that were financially sound, highly mature, and leaders in North America and Europe. They also had to have innovative products in high-end niche markets. Despite the fact that the company was founded only five years ago, Atrium Biotechnologies has accumulated virtually decades of experience through its acquisitions, which reflects its vibrancy, credibility, and maturity. We therefore feel that the future of Atrium Biotechnologies looks very promising.

GOAL FOR 2006

Our goal for 2006 consists of continuing to execute our business plan to position Atrium as a world leader in its sectors, mainly through our acquisition strategy.

In the *Active Ingredients & Specialty Chemicals Division*, we expect to broaden our portfolio with the acquisition of highly specialized product lines and Canadian companies with complementary operations and corporate culture. These transactions should allow us to strengthen our position as a leader in North America.

Moreover, through the acquisition of Douglas Laboratories, we expect to see sustained market share growth in North America for our *Health & Nutrition Division* by drawing on our existing manufacturing capabilities. By developing our specialized liquid products plant, we hope to accelerate new product launches. We are currently preparing to launch a new line of liquid products that will be fully manufactured at our Quebec City plant.

As you can see, Atrium Biotechnologies is in a good position to ensure 2006 will be marked by strong organic growth and new strategic acquisitions. (suite)

AN EXPERIENCED AND DEDICATED TEAM TO GUARANTEE THE FUTURE

As determined and talented as our team is, it boasts another attribute of undeniable value: complete dedication to Atrium Biotechnologies' success. We can rest assured that Atrium Biotechnologies' determination to strengthen its short and long-term position in North America and Europe will be brilliantly supported by our entire staff, on whose shoulders our very future rests.

In the space of only a few years, Atrium Biotechnologies has reached a number of key stages in its development. We now have the team, structure, and financial assets to turn Atrium Biotechnologies into a worldwide leader in the health and personal care sector.

In conclusion, I would like to thank Atrium Biotechnologies' management and employees for their remarkable work. My thanks also go out to the members of our Board of Directors, whose abilities and experience have been very valuable to the company.



Luc Dupont
esident and Chief Executive Officer



PREPARING CAREFULLY

A SEASONED AND DEVOTED MANAGEMENT TEAM

OUR MANAGEMENT TEAM BOASTS SOLID EXPERIENCE IN DEVELOPMENT, OPERATIONS, INTERNATIONAL MARKETING, AND FINANCE IN OUR KEY INDUSTRIES. IT HAS PROVEN IT CAN SPUR GROWTH WHILE FOCUSING ON THE BOTTOM LINE.



Yvan Sergerie, International Vice President, Sales and Marketing, Health & Nutrition Division, **Richard Bordeleau,** President, Health & Nutrition Division, **Charles Boulanger, Eng.,** President, Active Ingredients & Specialty Chemicals Division, **Serge Yelle, Ph. D.,** Vice President, Business Development, **Manon Deslauriers,** Vice President, Legal and Corporate Affairs, **Jocelyn Harvey, CA,** Vice President, Mergers and Acquisitions, **John Dempsey,** Vice President, Finance, and CFO.

AN INTERNATIONAL NETWORK

Atrium Biotechnologies now holds an enviable position worldwide with over 2,800 products and a client network of 40,000 healthcare professionals and 2,000 corporate customers, including a number of leading companies.

In addition to our team of experienced executives, we rely on sales and marketing teams supported by plants and warehouses across North America and Europe.

[illegible]


Quebec City
Toronto
Montreal
Pittsburgh
Boston
Maastricht
Paris

Sales territories

- State of the art manufacturing plants and warehouses as well as offices

BUILDING STRENGTHS



This division develops, manufactures, and markets over 1,500 value-added active ingredients and specialty chemicals used in the manufacturing of cosmetic, pharmaceutical, chemical, and nutritional products. It also provides scientific, technical, and regulatory support to some 2,000 corporate customers. In summary, our portfolio includes additives, preservatives, excipients, specialty lipids, polymers, and antioxidants for markets boasting above-average annual growth.

The markets targeted by this division represent billions of dollars, and are divided into over 50 categories each with numerous niche markets. For example, the cosmetic active ingredients segment grew by 11.4% to US$6.9 billion in worldwide sales. For its part, the generic pharmaceutical products segment was estimated at US$30.5 billion in 2002 with an expected annual growth rate of 11.6% until 2008. The nutrition finished products segment also grew by 8.4% in 2003, hitting US$182 billion. The chemical industry, and specifically the organic pigment and coloring agent segment, represented US$8.4 billion in 2003 with an expected annual growth rate of 5% until 2008.




ATRIUM
ATRIUM
ABYSSINE





MARKETS	Leading manufacturers in the area of cosmetics, pharmaceuticals, specialty chemicals, and nutrition
CUSTOMERS	Over 2,000 corporate customers
PRODUCTS	Over 1,500 active *ingredients* and specialty chemicals
INTERNATIONAL NETWORK	Approximately 40 countries Over 35 distributors Direct sales network (Canada, France)
REVENUES **EBITDA**	US$168.0 million US$13.3 million
EMPLOYEES	142



ATR

HEALTH & NUTRITION DIVISION

MARKETS	Direct access to a network of healthcare professionals
CUSTOMERS	Over 40,000 healthcare professionals
PRODUCTS	Over 1,300 finished products
INTERNATIONAL NETWORK	25 countries 45 distributors Direct sales network (U.S.A., Europe) Catalogue sales
REVENUES **EBITDA**	US$32.9 million US$11.9 million
EMPLOYEES	342


IUM

This division is specialized in the development, manufacturing, and marketing of over 1,300 high quality finished products, such as vitamins, minerals, specialty nutrition products, and healthcare products for a network of 40,000 healthcare professionals around the world. According to the *Nutrition Business Journal*, between 2000 and 2003, the United States nutritional supplements market posted a 5% annual growth, while the specialty segment of healthcare professionals—the segment targeted by our high-end products—has grown by over 10% annually since 2000. This growth seems to indicate an increasing consumer preference for high-quality, safe and efficacious products. There is still plenty of room for growth in these areas, since they accounted for only 7% (US$1.4 billion) of the entire vitamin and nutritional supplement market in the United States in 2004. In addition to drawing on the aging population and the rapidly growing trend toward healthy lifestyles, we will also take advantage of the governments' increasing awareness of the economic benefits of a healthier population


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Your Custom
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Cornitris

CORPORATE STRUCTURE

WE OFFER A RANGE OF ACTIVE INGREDIENTS AND FINISHED PRODUCTS, EITHER DEVELOPED INTERNALLY OR ACQUIRED OR MANUFACTURED UNDER LICENSE BY THIRD PARTIES. OUR VALUE-ADDED PRODUCTS ARE MARKETED TO THE COSMETIC, PHARMACEUTICAL, CHEMICAL, AND NUTRITION INDUSTRIES, MAINLY TO THE GROWING HEALTH AND PERSONAL CARE MARKETS. TO OPTIMIZE THE COMPANY'S INTERNATIONAL EXPANSION AT THE END OF 2004, WE DECIDED TO STRUCTURE OUR ACTIVITIES INTO TWO DIVISIONS.

WHEN ATRIUM BIOTECHNOLOGIES WAS FOUNDED IN JANUARY 2000, OUR PORTFOLIO INCLUDED SOME EIGTHEEN HIGH-END PRODUCTS SOLD TO A FEW HUNDRED CUSTOMERS, AND WE POSTED US$6 MILLION IN SALES. IN 2005, OUR PORTFOLIO HAD EXPANDED TO OVER 2,800 PRODUCTS SOLD TO MORE THAN 2,000 CORPORATE CUSTOMERS AND OVER 40,000 HEALTHCARE PROFESSIONALS, FOR A TOTAL OF OVER US$200 MILLION IN SALES.

This remarkable growth is a result of our business plan, which has two major goals:

- Control market access, mainly in North America and Europe
- Constantly introduce new value-added products, preferably through in-licensing

Our business plan is built on acquisitions and sustained organic growth in rapidly developing specialty and fragmented markets.

GROWTH BY ACQUISITIONS

Our targeted markets are very fragmented and offer many opportunities for growth by acquisition, reflected by the eight acquisitions we successfully completed over the last five years:

- In the *Active Ingredients & Specialty Chemicals Division*, the acquisitions of Unipex, Chimiray, and MultiChem has allowed us to establish solid ties with a number of multinationals, both in France and Canada.
- In the *Health & Nutrition Division*, the successive acquisitions of Pure Encapsulations in 2004 and Douglas Laboratories in 2005 have secured access to over 40,000 healthcare professionals in the United States, a market estimated at over US$1.4 billion.

Still today, most companies active in the development, manufacturing, and marketing of high-end products in our sectors are private companies with sales between US$15 million and US$100 million, which is very small considering the markets themselves are worth billions of dollars. Under such conditions, consolidation by acquisition becomes inevitable, and Atrium Biotechnologies has taken a leadership position in consolidating the market.

SUSTAINED ORGANIC GROWTH

Our organic growth is very much driven by the growth of the markets we are involved in. The growing demand for superior health and personal care products together with the aging population justifies annual growth of about 7%.

Since January 2000, compounded annual growth rate has been approximately 6%, which is remarkable considering that the last five years have essentially been dedicated to laying down the foundations of the Company through the acquisition of eight companies. This organic growth was made possible through:

- Our management team focusing its efforts on the most profitable areas in the medium and long-term
- Our constant efforts to introduce new products
- Our dedication to developing new business opportunities

IN THE COMING YEAR, WE PLAN TO MAINTAIN AN ORGANIC GROWTH RATE OF BETWEEN 7% AND 10%. THIS WILL BE SUSTAINED BY OUR PRESENCE IN BOTH NORTH AMERICA AND EUROPE AND ENABLE US TO MEET THE NEEDS OF MULTINATIONALS WITH OPERATIONS ON BOTH SIDES OF THE ATLANTIC

In our efforts to continuously introduce new technologies, we have:

- Signed license agreements on a consistent basis allowing us to capitalize on technologies developed by companies that do not have the same access to our markets
- Invested over US$1 million in Océanova Biotechnologies, which has an R&D budget of approximately US$13 million to develop cosmetic and nutrition products derived from marine biomass

LONG-TERM GROWTH GOALS

By 2010, our objective is to become a leader with revenues of some US$650 million for the *Active Ingredients & Specialty Chemicals Division* and US$350 million for the *Health & Nutrition Division*. To reach this goal, we expect:

- Sustained organic growth, driven by the synergy we develop between the group's subsidiaries
- Acquisition of product portfolios that strengthen MultiChem's position in Canada
- Acquisition of product lines and companies in the United States to further solidify our position as leader in nutritional supplements for healthcare professionals
- Acquisition of companies similar to Unipex in the United States in order to provide multinationals with a more comprehensive level of service
- Acquisition of European companies similar to Pure Encapsulations or Douglas Laboratories in the United States in order to position ourselves as a leader in Europe as well
- In-licensing of value-added product lines on a continuous basis to supply our marketing networks in North America, Europe, and Asia

- LEADER IN THE HEALTH AND PERSONAL CARE SECTOR
- OPERATIONS FOCUSED ON STRONG-GROWTH NICHE MARKETS
- STRATEGIC SUPPLIER TO HEALTHCARE PROFESSIONALS AND TOP MULTINATIONALS
- SOLID TRACK RECORD OF GROWTH AND PROFITABILITY
- DISCIPLINED & PROVEN GROWTH STRATEGY BY ACQUISITIONS


TO PERFORM

Yvon Bolduc (2)
President and CEO
Fonds de solidarité des travailleurs du Québec (FTQ)

Alain Bouchard (3)
President and CEO
Alimentation Couche-Tard Inc.

Éric Dupont, Ph.D. (1-3)
Executive Chairman of the Board, Aeterna Zentaris Inc.
Vice Chairman of the Board, Atrium Biotechnologies Inc.

Luc Dupont (1)
President and CEO
Atrium Biotechnologies Inc.

Jacques Gauthier (2-3)
Senior Vice President and CEO
Kruger Energy

Pierre Laurin, Ph. D., O.C. (1)
Chairman of the Board
Executive-in-Residence, École des hautes études commerciales de Montréal

Gérard Limoges, C.M., FCA (2)
Corporate Director

Placide Poulin
President of Groupe Canada Inc.
Founder of MAAX Inc.

(1) Executive Committee
(2) Audit Committee
(3) Corporate Governance, Nominating, and Compensation Committee

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the three-year period ended December 31, 2005. In this Management's Discussion and Analysis ("MD&A"), the "Company", "we", "us", and "our" mean Atrium Biotechnologies Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in our annual consolidated financial statements and related notes for the years ended on December 31, 2005, 2004 and 2003.

The Company changed its reporting currency from Canadian dollars to US dollars. All amounts are in US dollars unless otherwise indicated.

Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less (i) dividend income and interest income; and add (ii) interest expense, income tax expense, foreign exchange loss, non-controlling interest and loss on dilution of investment. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.

COMPANY OVERVIEW

Atrium Biotechnologies Inc. ("Atrium Biotechnologies" or the "Company") is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. We focus primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium Biotechnologies markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia.

The Company is organized in two divisions which are: (i) Active Ingredients & Specialty Chemicals; and (ii) Health & Nutrition:

1. **ACTIVE INGREDIENTS & SPECIALTY CHEMICALS**
   This division develops, manufactures and markets over 1,500 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, chemical and nutrition sectors. Our portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Our proprietary active ingredients are commercialized through our own sales force in France and Canada and through a network of more than 35 specialized distributors in approximately 40 other countries.

2. **HEALTH & NUTRITION FINISHED PRODUCTS**
   This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products through a network of more than 40,000 healthcare professionals in the United States. In addition, some of our products are offered in more than 25 countries through a network of more than 45 distributors targeting niche markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

IMPORTANT EVENTS DURING 2005:

- In January 2005, the Company put in place a new $64.5 million revolving credit facility with a syndicate of banks. This amount was used in part to fund the MultiChem acquisition;
- In January 2005, the Company completed the acquisition of MultiChem, a Canadian marketer of active ingredients and specialty chemicals, for approximately $20.7 million;
- On April 6, 2005, the Company completed its initial public offering ("IPO") through the issuance of 4,166,667 subordinate voting shares at the offering price of CAN$12.00 per share for total gross proceeds of $41 million;
- On September 15, 2005, Atrium Biotechnologies entered into a tax loss monetization program with its parent company Æterna Zentaris Inc. ("Æterna Zentaris") The Company believes that this program will allow it to benefit from a part of Æterna Zentaris' tax losses and result in future annual savings of $2.8 million;
- On November 8, 2005, the Company modified its existing $64.5 million revolving credit facility to increase the authorized amount to $107.5 million with the flexibility to increase it up to $172.0 million under certain conditions. This additional capacity will allow the Company to pursue its acquisition strategy;
- On December 8, 2005, the Company acquired all of the outstanding shares of HVL Parent Incorporated ("Douglas Laboratories") which main brand is Douglas Laboratories for the total amount of $86.9 million. Douglas Laboratories develops, manufactures and markets health and nutritional products through healthcare practitioners mainly in the United States. This strategic acquisition now allows Atrium Biotechnologies to become the leader in the United States and in North America in the nutritional supplements market for healthcare professionals.

FINANCIAL SUMMARY 2005:

- Revenues were $200.9 million for the year in comparison with $136.2 million in 2004, an increase of 47.4%;
- Net earnings reached $14.3 million for the year compared to $10.1 million in 2004, an increase of 41.6%;
- Cash flow from operating activities before changes in non-cash operating working capital items were $18.9 million for the year 2005 compared to $14.0 million in 2004, an increase of 34.9%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CONSOLIDATED RESULTS OF OPERATIONS SUMMARY
(in thousands of **US DOLLARS**)

	Years Ended December 31		
	2005	2004	2003
	$	$	$
Revenues	**200,863**	136,240	85,843
Earnings from operations (EBIT)	**23,995**	20,072	10,273
Depreciation and amortization	**1,232**	761	427
EBITDA	**25,227**	20,833	10,700
Net earnings	**14,308**	10,107	5,031
Net earnings per share (EPS)			
Basic	**0.51**	0.44	0.22
Diluted	**0.48**	0.43	0.22
Cash flow from operating activities before changes in non-cash operating working capital items	**18,921**	14,038	7,234

CONSOLIDATED BALNCE SHEET DATA

	As at December 31,	
	2005	2004
	$	$
Total assets	**298,247**	138,911
Long-term liabilities	**124,514**	42,243

Revenues for the year ended December 31, 2005, revenues reached $200.9 million compared to $136.2 million for the same period in 2004, an increase of 47.4%. The increase came primarily from the acquisitions of Pure Encapsulations on March 1, 2004, of MultiChem at the end of January 2005 as well as Douglas Laboratories in December 2005. This increase was offset by the appreciation of the Canadian dollar against the US dollar for an amount of $6.3 million for the year ended December 31, 2005. We expect continued growth in revenues in 2006 due to the consolidation of the results of newly-acquired MultiChem and Douglas Laboratories and organic growth of all subsidiaries.

Revenues for the fiscal year ended December 31, 2004 reached $136.2 million, representing an increase of $50.4 million or 58.7% over fiscal 2003 revenues of $85.8 million. This increase came primarily from the acquisition of Chimiray, Interchemical, Siricie and Pure Encapsulations and from growth in our proprietary product portfolio, offset by a rebalancing of Unipex's product portfolio to focus on higher-margin products.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross margin amounted to $52.9 million for the year ended December 31, 2005, compared to $40.9 million in the same period of 2004, an increase of 29.5%. This variation is primarily attributable to: (i) the contribution of higher-margin products from Pure Encapsulations as well as operational synergies; (ii) a continuing evolution of Unipex's product portfolio to focus on higher-margin products; (iii) the gross margin from the newly-acquired MultiChem and Douglas Laboratories; and (iv) the negative impact of the appreciation of the Canadian dollar against the US dollar.

Gross margin amounted to $40.9 million in fiscal 2004 compared to $20.7 million in fiscal 2003. The gross margin was 30.0%, an increase from the previous year's gross margin of 24.1%. This significant increase in gross margin is primarily attributable to: (i) the contribution of higher-margin products from Pure Encapsulations and Siricie; (ii) a continuing rebalancing of Unipex's product portfolio to focus on higher-margin products; and (iii) strong growth in our higher-margin proprietary products portfolio.

Selling, general and administrative expenses were $27.1 million for the year ended December 31, 2005, an increase of $7.6 million over the $19.5 million incurred during the same period in 2004. The increase primarily comes from the selling, general and administrative expenses of the newly-acquired companies Pure Encapsulations, MultiChem and Douglas Laboratories. In addition, the increase of these expenses in 2005 also comes from the increase of the stock-based compensation costs, the hiring of management, additional expenses associated with public companies and certain other expenses related to the new corporate structure grouping the activities under two distinctive divisions in order to better address the needs of our customers.

Selling, general and administrative expenses amounted to $19.5 million in fiscal 2004 compared to $9.7 million in fiscal 2003. The increase of $9.8 million in fiscal 2004 primarily comes from the selling, general and administrative expenses of the newly-acquired companies.

EBITDA for the year ended December 31, 2005 was $25.2 million compared to $20.8 million in 2004. Most of the increase in 2005 came from the acquisition of Pure Encapsulations in March 2004 for which we accounted for a full twelve months in 2005, from the acquisition of MultiChem at the end of January 2005 and the acquisition of Douglas Laboratories in December 2005.

EBITDA for fiscal 2004 was $20.8 million, an increase of $10.1 million from $10.7 million in fiscal 2003. Most of this increase came from the acquisitions of Chimiray, Interchemical, Siricie and Pure Encapsulations. The balance of the increase is attributable to organic growth and the increased focus on higher-margin products.

Depreciation and amortization expenses for the year ended December 31, 2005 were $1.2 million, an increase of $0.4 million compared to $0.8 million in 2004. This increase is primarily due to the amortization of intangible assets resulting from the acquisitions of Pure Encapsulations, MultiChem and Douglas Laboratories.

Depreciation and amortization expenses increased to $0.8 million in fiscal 2004 compared to $0.4 million in fiscal 2003. The increase is due to the increase in intangible assets resulting from the acquisition of Pure Encapsulations.

Dividend income and Interest income for the year ended December 31, 2005 totalled $3.0 million compared to $0.1 million in 2004. This increase is almost entirely due to the dividend income totalling $2.7 million from the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section). We expect to have an increase in dividend income in the future, as long as the program remains in place. Interest income for the year ended December 31, 2003 was $0.3 million compared to $0.1 million in 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest expense for the year ended December 31, 2005 was $5.4 million compared to $2.5 million in 2004. The increase for the year ended December 31, 2005 is due directly from the variation of the debt level related to the acquisitions of Pure Encapsulations in March 2004, MultiChem in January 2005 and Douglas Laboratories in December 2005, the IPO at the beginning of April 2005 as well as from the interest expense incurred with the implementation of the tax loss monetization program. We expect to have an increase in interest expense in 2006 due to the tax loss monetization program and the current debt level.

Interest expense increased to $2.5 million in fiscal 2004 compared to $0.4 million in fiscal 2003. The increase is due to the increased debt level resulting from the acquisition of Pure Encapsulations.

Foreign exchange loss amounted to $0.2 million in fiscal 2005 and in fiscal 2004 compared to a loss of $1.0 million in fiscal 2003. The loss in fiscal 2003 is attributable to the effect of the important strengthening of the Canadian dollar on working capital denominated in foreign currency.

Income tax expense amounted to $6.8 million (or 32.0% of earnings before taxes) for the year ended December 31, 2005, compared to $6.1 million (or 34.7% of earnings before taxes) during the same period last year. This decrease in tax rate is primarily attributable to the tax loss monetization program set up with Æterna Zentaris (refer to Related Party Transactions section) and was offset by the contribution of foreign subsidiaries with higher statutory income tax rates. With the tax loss monetization program in fiscal 2005, we realized savings of approximately $0.8 million in income taxes, which reduce our annual 2005 consolidated tax rate from about 36% to approximately 32%. The tax savings for the next fiscal years, as long as the program remains in place, are estimated at approximately $2.8 million per annum.

Income tax expense amounted to $6.1 million in fiscal 2004 compared to $3.4 million in fiscal 2003. Our effective tax rate decreased to 34.7% in fiscal 2004 from 37.3% in fiscal 2003. This is primarily attributable to a decrease in the statutory tax rates.

Loss on dilution of investment of $0.4 million for fiscal 2004 is related to the issuance of common shares from Unipex Finance S.A.S. to its directors and employees. These shares were acquired at the time of the initial public offering in April 2005.

Non-controlling interest amounted to $0.2 million during fiscal 2005 and occurred in the first quarter of 2005 since the non-controlling interest in our French subsidiary, Unipex Finance S.A.S., was acquired at the same time as the completion of our IPO at the beginning of April 2005. We now control 100% of all of our subsidiaries and will not have to account for non-controlling interest in the statement of earnings in the future.

Non-controlling interest for fiscal 2004 amounted to $0.9 million compared to $0.6 million in fiscal 2003.

Net earnings for the year ended December 31, 2005 were $14.3 million or $0.51 per share compared to $10.1 million or $0.44 per share in 2004, an increase of $4.2 million. This increase in net earnings is primarily attributable to accretive acquisitions in our two divisions for the year ended December 31, 2005. On a diluted per share basis, net earnings for the year ended December 31, 2005 were $0.48 per share compared to $0.43 in 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The significant increase in the net earnings in 2005 allowed the Company to increase net earnings per share and diluted net earnings per share even though the weighted average number of shares outstanding increased to 27.8 million (29.8 million for the diluted) for the year ended December 31, 2005 compared to 22.8 million (23.5 million for the diluted) for the same period in 2004. The increase in shares outstanding is mainly due to the issuance of shares for the IPO completed on April 6, 2005, the acquisition of the minority interest in Unipex, the issuance of shares to certain Douglas Laboratories' management shareholders in relation to the Douglas Laboratories' acquisition and the exercise of options during the year. (Refer to the audited consolidated financial statements for the weighted average number of shares used in computing earnings per share).

Net earnings for fiscal 2004 were $10.1 million compared to $5.0 million in fiscal 2003. Net earnings margin increased to 7.4% in fiscal 2004 from 5.9% in fiscal 2003. This is primarily attributable to accretive acquisitions concluded in fiscal 2004.

TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES

Total consolidated assets, which were $138.9 million on December 31, 2004, amount to $298.2 million as of December 31, 2005. Long-term liabilities total $124.5 million as of December 31, 2005 compared to $42.2 million at the same date in 2004. These increases are mainly due to the acquisitions of MultiChem in January 2005 and Douglas Laboratories in December 2005. Additional information on segment assets is provided in note 19 of the annual consolidated financial statements.

ACTIVE INGREDIENTS & SPECIALTY CHEMICALS DIVISION RESULTS

(in thousands of **US DOLLARS**)

	Years Ended December 31		
	2005 **$**	2004 $	2003 $
Revenues	**168,006**	111,397	79,252
Earnings from operations	**12,488**	10,791	7,257
Depreciation and amortization	**791**	443	382
EBITDA	**13,279**	11,234	7,639

Revenues from the Active Ingredients & Specialty Chemicals Division were $168.0 million for the year ended December 31, 2005, representing an increase of 50.8% over revenues of $111.4 million for the same period in 2004. This increase is attributable essentially to the newly-acquired MultiChem and to organic growth in sales offset by a decline in active pharmaceutical ingredients revenues. This line of products had a decrease in sales in Europe for an amount of approximately $2 million for fiscal 2005 compared to the same period in 2004. The situation with the active pharmaceutical ingredients was resolved during the fourth quarter and we recouped a portion of the sales from the prior quarters.

Revenues for the Active Ingredients & Specialty Chemicals Division were $111.4 million for fiscal 2004, representing an increase of $32.1 million or 40.5% over fiscal 2003 revenues of $79.3 million. This increase came primarily from the acquisition at the end of 2003 of Chimiray, Interchemical and Siricie and from growth in our proprietary active ingredients portfolio, offset by a rebalancing of Unipex's product portfolio to focus on higher-margin products.

Management's Discussion and Analysis of Financial Condition and Results of Operations

EBITDA was $13.3 million (or 7.9% of revenues) for the year ended December 31, 2005, representing an increase of $2.1 million or 18.2% over 2004 EBITDA of $11.2 million (or 10.1% of revenues). This increase is attributable essentially to the newly-acquired MultiChem and to organic growth and was offset by a decline from the active pharmaceutical ingredients sales.

EBITDA for the Active Ingredients & Specialty Chemicals Division was $11.2 million for fiscal 2004, representing an increase of $3.6 million or 47.1% over 2003 EBITDA of $7.6 million mainly attributable to the acquisition of Chimiray, Interchemical and Siricie at the end of 2003 and organic growth of proprietary products' sales.

HEALTH & NUTRITION DIVISION RESULTS

(in thousands of **US DOLLARS**)

	Years Ended December 31		
	2005	2004	2003
	$	$	$
Revenues	**32,857**	24,843	6,591
Earnings from operations	**11,507**	9,281	3,016
Depreciation and amortization	**441**	318	45
EBITDA	**11,948**	9,599	3,061

Revenues from the Health & Nutrition Division were $32.9 million for the year ended December 31, 2005, representing an increase of $8.1 million or 32.3% over revenues of $24.8 million for the same period last year.

This increase came primarily from the acquisitions of Pure Encapsulations in March 2004 and Douglas Laboratories in December 2005 and from organic growth in all of our regions excluding Asia where we had a revenue decrease of $2 million compared to 2004 because of changes made to our Asian distribution network. We expect this situation to be corrected during the second half of 2006 because of the regulatory challenges related to the changes made to our Asian distribution network.

Revenues for the Health & Nutrition Division were $24.8 million for fiscal 2004, representing an increase of $18.2 million or 276.9% over fiscal 2003 revenues of $6.6 million. This increase came primarily from the acquisition of Pure Encapsulations in 2004 and from growth in our proprietary health and nutrition product portfolio.

EBITDA was $11.9 million (or 36.4% of revenues) for the year ended December 31, 2005 representing an increase of $2.3 million or 24.5% over the same period last year where the EBITDA was $9.6 million (or 38.6% of revenues). Most of this increase came from the acquisitions of Pure Encapsulations and Douglas Laboratories, cost containment and offset by the negative impact of the changes made to our Asian distribution network.

EBITDA for the Health & Nutrition Division was $9.6 million for fiscal 2004, representing an increase of $6.5 million or 213.6% over fiscal 2003 EBITDA of $3.1 million. This increase is primarily due to the acquisition in 2004 of Pure Encapsulations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

Our operations and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities, as well as the issuance of debt and common shares.

At the beginning of 2005, the Company refinanced, with a syndicate of banks, almost all of its long-term debt through a new revolving credit facility of an authorized amount of $64.5 million (CAN$75 million). This facility can be renewed annually for one year by this syndicate of banks and, if not renewed, is then payable over a two-year period.

On April 6, 2005, the Company completed an IPO for total gross proceeds of $40.9 million by issuing 4,166,667 subordinate voting shares at a price of CAN$12.00 per share.

On November 8, 2005, the Company modified its revolving credit facility by increasing the authorized amount from $64.5 million (CAN$75 million) to $107.5 million (CAN$125 million) with the possibility to increase this amount up to $172.0 million (CAN$200 million) under certain conditions. This credit facility is now a three-year term loan and is renewable annually. The other conditions are similar and the facility is still bearing interest at variable rates and is still secured by a first hypothec on all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

As of December 31, 2005, our consolidated cash and cash equivalents and short-term investments position was $17.8 million and our long-term debt amounted to $105.9 million. This long-term debt includes $94.3 million from our new revolving credit facility, leaving approximately $13.2 million available from the current authorized amount of $107.5 million. The Company may increase the authorized amount up to a maximum of $172.0 million under certain conditions. The other portion of our long-term debt represents a subordinated debt of $11.5 million which has been renegotiated to lower the interest rate from 10% to 7% at the beginning of February 2005. Concurrent with the acquisition of Douglas Laboratories, $50 million of borrowings were swapped to a three-year fixed rate.

The Company believes that these liquidities, combined with the new revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in a foreseeable future. However, possible additional acquisitions of complementary businesses or products may require additional financing.

OPERATING ACTIVITIES

Cash flows generated by our operations were $16.4 million for the year ended December 31, 2005 compared to $10.7 million in 2004 and $7.8 million in 2003. These cash flows increases are primarily due to the increase of cash flows generated from existing operations and from newly-acquired companies. Cash flows generated by our operations in 2006 are expected to increase due to the Company's operations and the Douglas Laboratories and MultiChem acquisitions.

FINANCING ACTIVITIES

For the year ended December 31, 2005, cash flows generated by financing activities were $84.1 million compared to $29.5 million in 2004 and $3.4 million in 2003. During 2005, the cash flows from financing activities came from a net increase of $50.4 million in long-term debt as well as from the net proceeds from the IPO which were used for the MultiChem and Douglas Laboratories acquisitions. During 2004, the increase in cash flows from financing activities mainly came from the net increase of $29.3 million in long-term debt which was used for the acquisition of Pure Encapsulations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

INVESTING ACTIVITIES

Cash flows used in investing activities (excluding changes in short-term investments) were $93.6 million for the year ended December 31, 2005. These cash flows were almost completely used for the Douglas Laboratories and MultiChem acquisitions and for an additional long-term investment in Les Biotechnologies Océanova Inc. for $0.4 million. For the same period in 2004, cash flows used in investing activities amounted to $37.3 million and were used mainly to acquire Pure Encapsulations Inc., to acquire a long-term investment in Les Biotechnologies Océanova Inc. and to increase our interest in our French subsidiary, Unipex Finance S.A.S. During 2003 cash flows were used primarily for the acquisitions of Interchemical and Chimiray.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations as of December 31, 2005:

	Payments due by period			
(in thousands of **US DOLLARS**)	Total $	2006 $	2007-2009 $	2010 $
Long-term debt	105,948	70	105,873	5
Operating leases	4,423	2,074	2,342	7
Total contractual cash obligations	110,371	2,144	108,215	12

OUTSTANDING SHARE DATA

As of February 28, 2006, there were 16,034,447 subordinate voting shares issued and outstanding and 14,000,000 multiple voting shares issued and outstanding. These multiple voting shares are 100% owned by Æterna Zentaris and will be converted into subordinate voting share on a one-for-one basis at the latest 5 years after April 6, 2005, date of the closing of our IPO.

On April 6, 2005, the Company issued 4,166,667 subordinate voting shares after the closing of the IPO at a price of CAN$12.00 per share. In addition, immediately prior to the closing of the IPO, the Company completed the acquisition of the minority shareholders in Unipex Finance S.A.S. for an amount of $7.3 million (€5.5 million). This amount was settled by the issuance of 741,584 subordinate voting shares at the offering price of CAN$12.00 per share.

On December 8, 2005, the Company issued 917,532 subordinate voting shares to certain Douglas Laboratories management at a price of CAN$10.95 per share as a partial payment for the acquisition of Douglas Laboratories.

Management's Discussion and Analysis of Financial Condition and Results of Operations

QUARTERLY SUMMARY FINANCIAL INFORMATION (UNAUDITED)

(tabular amounts in thousands of **US DOLLARS**, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year ended December 31,
2005					
Revenues	48,151	50,345	44,009	58,358	200,863
Active Ingredients & specialty chemicals	40,744	42,870	37,007	47,385	168,006
Health & Nutrition	7,407	7,475	7,002	10,973	32,857
EBITDA	6,636	7,129	5,626	5,836	25,227
Active Ingredients & specialty chemicals	3,904	3,893	2,833	2,649	13,279
Health & Nutrition	2,732	3,236	2,793	3,187	11,948
Net Earnings	3,258	3,968	3,083	3,999	14,308
EPS basic	0.14	0.14	0.11	0.14	0.51
EPS diluted	0.12	0.13	0.10	0.13	0.48
2004					
Revenues	34,778	34,591	31,398	35,473	136,240
Active Ingredients & specialty chemicals	31,382	27,597	24,439	27,979	111,397
Health & Nutrition	3,396	6,994	6,959	7,494	24,843
EBITDA	4,735	5,706	5,195	5,197	20,833
Active Ingredients & specialty chemicals	3,362	3,112	2,502	2,258	11,234
Health & Nutrition	1,373	2,594	2,693	2,939	9,599
Net Earnings	2,704	3,030	2,122	2,251	10,107
EPS basic	0.12	0.13	0.09	0.10	0.44
EPS diluted	0.12	0.13	0.09	0.09	0.43

(1) ☒
may not equal the corresponding annual information.

FOURTH QUARTER RESULTS

Revenues for the quarter ended December 31, 2005 reached $58.4 million compared to $35.5 million for the same period in 2004, an increase of 64.5%. The increase is mainly attributable to the acquisitions of MultiChem in January 2005 and Douglas Laboratories in December 2005.

Gross margin amounted to $14.2 million for the fourth quarter of 2005 compared to $11.1 million in the same period of 2004, an increase of 27.3%. This variation is primarily attributable to: (i) the contribution of higher-margin products from Pure Encapsulations as well as operational synergies; (ii) a continuing evolution of Unipex's product portfolio to focus on higher-margin products; and (iii) the gross margin from the newly-acquired MultiChem and Douglas Laboratories.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, general and administrative expenses were $8.1 million during the quarter ended December 31, 2005, an increase of $2.3 million over the $5.8 million incurred during the same period in 2004. The increase primarily comes from the selling, general and administrative expenses of the newly-acquired companies MultiChem and Douglas Laboratories. In addition, the increase of these expenses in 2005 also comes from the increase of the stock-based compensation costs, the hiring of management, additional expenses associated with public companies and certain other expenses related to the new corporate structure grouping the activities under two distinctive divisions in order to better address the needs of our customers.

EBITDA for the quarter ended December 31, 2005 was $5.8 million compared to $5.2 million in 2004. Most of the increase in 2005 came from the acquisitions of MultiChem at the end of January 2005 and Douglas Laboratories in December 2005.

Depreciation and amortization expenses for the quarter ended December 31, 2005 were $0.4 million, an increase of $0.2 million compared to $0.2 million in 2004. This increase is primarily due to the amortization of intangible assets resulting from the acquisitions of MultiChem and Douglas Laboratories.

Dividend income and interest income for the fourth quarter of 2005 was $2.3 million compared to nil in 2004. This increase is due to the dividend income from the tax loss monetization program set up with Æterna Zentaris.

Interest expense for the fourth quarter of 2005 was $3.1 million compared to $0.7 million in 2004. The increase in the quarter ended December 31, 2005 is due from the variation of the debt levels related to the acquisitions of MultiChem in January 2005 and Douglas Laboratories in December 2005, the IPO at the beginning of April 2005 as well as from the interest expense incurred with the implementation of the tax loss monetization program.

Income tax expense amounted to $0.9 million (or 17.6% of earnings before taxes) during the quarter ended December 31, 2005, compared to $1.7 million (or 40.7% of earnings before taxes) during the same period last year. This decrease in tax rate is primarily attributable to the tax loss monetization program set up with Æterna Zentaris.

Net earnings for the quarter ended December 31, 2005 were $4.0 million or $0.14 per share compared to net earnings of $2.3 million or $0.10 per share in 2004, an increase of $1.7 million. This increase in net earnings is primarily attributable to the two accretive acquisitions, MultiChem in January 2005 and Douglas Laboratories in December 2005.

ACTIVE INGREDIENTS & SPECIALTY CHEMICALS DIVISION RESULTS

Revenues from the Active Ingredients & Specialty Chemicals Division were $47.4 million for the fourth quarter of 2005, representing an increase of 69.4% compared with $28.0 million for the corresponding period in 2004. EBITDA was $2.6 million (or 5.6% of revenues) for the quarter ended December 31, 2005, representing an increase of 17.3% over 2004 EBITDA of $2.3 million (or 8.1% of revenues). These increases are attributable mainly to the acquisition of MultiChem.

HEALTH & NUTRITION DIVISION RESULTS

Revenues from the Health & Nutrition Division were $11.0 million for the fourth quarter of 2005, representing an increase of 46.4 % compared to revenues of $7.5 million for the same quarter in 2004. EBITDA was $3.2 million (or 29.0 % of revenues) for the quarter ended December 31, 2005, representing an increase of $0.3 million or 8.4% over the same period last year where the EBITDA was $2.9 million (or 39.2 % of revenues). These increases are attributable mainly to the organic growth and acquisition of Douglas Laboratories offset only by a decline in sales in Asia.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RELATED PARTY TRANSACTIONS

Æterna Zentaris Tax Loss Monetization Program

On September 15, 2005, Æterna Zentaris, Atrium Biotechnologies' parent company, obtained a one-day loan of $129 million from a financial institution to advance $129 million to the Company by way of a subordinate 7% interest-bearing promissory note. This note is unsecured and payable on demand.

On the same day, the Company acquired $129 million in preferred shares from 4296672 Canada Inc., a wholly-owned subsidiary of Æterna Zentaris. The dividend rate on the preferred shares is 7.05%. 4296672 Canada Inc. used the proceeds to advance $129 million to Æterna Zentaris through an interest-free loan, payable on demand. Then, the funds were used by Æterna Zentaris to repay the daylight loan to the financial institution.

This transaction is part of a tax loss consolidation strategy in respect with a tax ruling delivered by Canada Revenue Agency to Æterna Zentaris and the Company. Both Æterna Zentaris and the Company may terminate these agreements at any time. In addition, the arrangement will terminate in the event Æterna Zentaris is no longer the controlling shareholder of the Company.

The Company has the legal right to offset the demand loan payable to Æterna Zentaris and the investment in preferred shares of 4296672 Canada Inc. Since the Company intends to use this right, these items are disclosed on a net basis. The interest expense and the dividend income are disclosed respectively under "Interest expense" and "Dividend income." Income tax savings resulting from the interest expense are disclosed as a reduction of income tax expense.

OFF-BALANCE SHEET ARRANGEMENTS

There were no other off-balance sheet arrangements than the one presented above and described in note 18 of the annual consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, provisions for excess and obsolete inventories, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, contingencies and other accrued liabilities, employee future benefits as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements. Please refer to the corresponding section of the Financial Statements of the 2005 Annual Report for a complete description of our accounting policies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Change in Reporting Currency

In December 2005, the Company changed its reporting currency from Canadian dollars to US dollars in order that the financial statements more accurately reflect the Company's true operating results and financial position since a majority of the Company's business is conducted in US dollars. The Company has used the current rate method to translate the Canadian dollars financial statements into US dollars since its inception in 2000. Under this method, assets and liabilities of subsidiaries with functional currency other then the US dollars are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in cumulative translation adjustment account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

Allowance for Doubtful Accounts

We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Provisions for Excess and Obsolete Inventories

Inventory is valued at the lower of cost and market value. Cost is determined using the first-in, first-out basis. Cost of finished goods and work-in-progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work-in-progress. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value. Finite-lived assets are written down for any impairment in value of the unamortized portion. As at December 31, 2005, there were no events or circumstances indicating that the carrying value may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment exists when the carrying amount of the intangible asset exceeds its fair value.

Finally, goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments – Recognition and measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosure are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. The Company is currently assessing the effects of these new standards on its consolidated financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended December 31, 2005, there were no significant operations using forward exchange contracts and no significant forward exchange contract is outstanding as of today.

Credit Risk

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk from changes in interest rates relating to our new revolving credit facility.

To mitigate this risk, $50 million of these borrowings were swapped to a three-year fixed rate. As at December 31, 2005, we have only $44.3 million of long-term debt which bears interest at floating rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RISK FACTORS

The following is a summary of important risks for the Company:

Risks Related to our Business

Penetration of Markets and Continued Growth. If we fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets, the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

Acquisition Program. We intend to continue to acquire businesses and assets. There is no assurance that we will be able to complete acquisitions, or that we will succeed in integrating the newly acquired businesses and assets into our operations. The failure to do so and to retain key personnel of acquired businesses could have a material adverse effect on our operating results. Our acquisition program may require, in addition to the cash generated by our operations, other sources of financing. It is impossible to guarantee the availability of additional financial resources or that they will be available under acceptable conditions. Failure to obtain such financing could render future acquisitions difficult or impossible.

Regulation. In both domestic and foreign markets, the formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, provincial or local levels in Canada and at all levels of government in foreign jurisdictions. There can be no assurance that we are in compliance with all of these laws, regulations and other constraints. Our failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead us to discontinue product sales and may have an adverse effect on the marketing of our products, resulting in significant loss of sales.

In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates a nutrient with a disease (whether written by us, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of an intent to sell an unapproved new drug in violation of the FDCA if the nutrient concerned is sold by us. If any such evidence is found with respect to our products, the FDA may take adverse action against us, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of our executives. Such actions could have a detrimental effect on our sales.

Governmental regulations in countries where we plan to commence or expand operations may prevent or delay entry into those markets or require us to incur additional costs. In addition, our ability to sustain satisfactory levels of sales in our existing markets is dependent in significant part on our ability to introduce additional products into such markets. However, governmental regulations in our existing markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of our products. Further, such regulatory action, whether or not it results in a final determination adverse to us, could create negative publicity, with detrimental effects on sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Dependence on Key Personnel and Labour Relations. Our success is dependent on our ability to attract and retain a highly qualified work force. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development. If our employees were to unionize and seek to negotiate a collective agreement, it could interrupt our operations and have an adverse effect on our operating results.

Political and Economic Conditions in our Geographic Markets. A significant portion of our sales is derived from our operations in foreign markets. As such, we are subject to certain risks arising from our international business operations that could be costly in terms of dollars spent, diversion of management's time, and revenues and profits, including: (i) difficulties and costs associated with staffing and managing foreign operations; (ii) unexpected changes in regulatory requirements; (iii) difficulties in compliance with a wide variety of foreign laws and regulations; (iv) changes in our international distribution network and direct sales forces; (v) political trade restrictions and exchange controls; (vi) political, social or economic unrest; (vii) inadequate and unreliable services and infrastructure; (viii) import or export licensing or permit requirements; and (ix) greater risk on credit terms and long accounts receivable collection cycles in some foreign countries.

Continuous disclosure and disclosure controls

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-bio.com and www.sedar.com.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in all material respects as of December 31, 2005.

Forward-Looking Statements

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of February 27, 2006, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Vice President, Finance and Chief Financial Officer



John Dempsey

February 27, 2006

Management Report

The following consolidated financial statements of Atrium Biotechnologies Inc. and all other financial information contained in this annual report are the responsibility of management.

Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles. When it was possible to use different accounting methods, management chose those that it felt were the most appropriate in the circumstances. The financial statements include amounts based on the use of estimates and best judgment. Management has determined these amounts in a reasonable way in order to ensure that the financial statements are presented accurately in all important regards. Management has also prepared the financial information presented elsewhere in the annual report, and has ensured that it is in accordance with the financial statements.

Management maintains systems of internal accounting and administrative controls. The systems are used to provide a reasonable degree of certainty that the financial information is relevant, reliable and accurate, and that the Company's assets are correctly accounted for and effectively protected.

The Board of Directors is responsible for ensuring that management assumes its responsibilities with regard to the presentation of financial information, and has ultimate responsibility for examining and approving the financial statements. The Board assumes this responsibility principally through its Audit Committee which is comprised of outside and non-management directors. The Audit Committee met with management as well as with external auditors to discuss the internal monitoring system for presenting financial information, to address issues related to the audit and the presentation of financial information, to ensure that all parties carry out their duties correctly, and to examine the financial statements and the report of the external auditors.

The consolidated financial statements have been audited on behalf of shareholders by external auditors PricewaterhouseCoopers LLP for each of the years ended December 31, 2005, 2004 and 2003, in accordance with Canadian generally accepted accounting principles. The external auditors, having been appointed by the shareholders to serve as the Company's external auditors, were given full and unrestricted access to the Audit Committee to discuss matters related to their audit and the reporting of information.

The Board of Directors has approved the Company's consolidated financial statements on the recommendation of the Audit Committee.



Luc Dupont
President and Chief Executive Officer



John Dempsey
Vice President, Finance and Chief Financial Officer

Quebec City, Quebec, Canada

February 27, 2006

Auditors' Report

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF ATRIUM BIOTECHNOLOGIES INC.

We have audited the consolidated balance sheets of **Atrium Biotechnologies Inc.** as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings, contributed surplus and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Quebec City, Quebec, Canada
February 27, 2006

CONSOLIDATED BALANCE SHEETS *(expressed in thousands of US DOLLARS)*

	As at December 31,	
	2005	2004
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**14,886**	10,170
Short-term investments	**2,958**	2,113
Accounts receivable *(note 21)*		
Trade	**51,794**	30,317
Other	**4,037**	1,475
Income taxes recoverable	**1,952**	355
Inventory *(note 5)*	**31,758**	12,453
Prepaid expenses	**1,313**	643
Future income tax assets *(note 17)*	**555**	-
	109,253	57,526
Long-term investment *(note 6)*	**1,139**	686
Property, plant and equipment *(note 7)*	**5,809**	2,189
Deferred charges	**1,695**	374
Intangible assets *(note 8)*	**68,027**	13,834
Goodwill *(note 9)*	**109,035**	61,678
Future income tax assets *(note 17)*	**3,289**	2,624
	298,247	138,911
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities *(note 10)*	**48,142**	24,370
Income taxes	**936**	673
Balances of purchase price payable *(note 4)*	**-**	2,124
Deferred revenues	**174**	136
Current portion of long-term debt	**70**	9,699
	49,322	37,002
Long-term debt *(note 11)*	**105,878**	36,059
Employee future benefits *(note 12)*	**205**	210
Future income tax liabilities *(note 17)*	**18,431**	350
Non-controlling interest	**-**	5,624
	173,836	79,245
SHAREHOLDERS' EQUITY		
Share capital *(note 15)*	**78,985**	23,843
Contributed surplus	**1,497**	905
Retained earnings	**38,596**	24,288
Cumulative translation adjustment	**5,333**	10,630
	124,411	59,666
	298,247	138,911

The accompanying notes are an integral part of these consolidated financial statements.


Luc Dupont,
Director


Gérard Limoges, FCA,
Director

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(expressed in thousands of ***US DOLLARS****)*

	Years Ended December 31,		
	2005	2004	2003
	$	$	$
Balance – Beginning of year	**24,288**	14,181	9,158
Net earnings for the year	**14,308**	10,107	5,031
Excess of price paid over paid-up capital for subordinate voting shares *(note 15)*	**-**	-	(8)
Balance – End of year	**38,596**	24,288	14,181

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS

(expressed in thousands of ***US DOLLARS****)*

	Years Ended December 31,		
	2005	2004	2003
	$	$	$
Balance – Beginning of year	**905**	23	-
Assets acquired from the parent company through the issuance of shares *(note 15c)*	**-**	750	-
Stock-based compensation costs *(note 15d)*	**655**	132	23
Exercise of stock options	**(63)**	-	-
Balance – End of year	**1,497**	905	23

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

*(expressed in thousands of **US DOLLARS**, except share and per share data)*

	Years Ended December 31,		
	2005	2004	2003
	$	$	$
REVENUES	**200,863**	136,240	85,843
Operating expenses			
Cost of sales	**147,960**	95,377	65,139
Selling and administrative	**27,102**	19,485	9,721
Research and development costs	**671**	934	483
Research and development tax credits,			
grants and other revenues	**(97)**	(389)	(200)
Depreciation and amortization			
Property, plant and equipment	**553**	492	243
Intangible assets	**679**	269	184
	176,868	116,168	75,570
EARNINGS FROM OPERATIONS	**23,995**	20,072	10,273
Other revenues (expenses)			
Dividend income	**2,677**	-	-
Interest income	**293**	146	273
Interest expense			
Long-term debt	**(4,799)**	(2,446)	(356)
Other	**(605)**	(7)	(34)
Foreign exchange loss	**(175)**	(217)	(1,020)
	(2,609)	(2,524)	(1,137)
Earnings before the following items	**21,386**	17,548	9,136
Income tax expense *(note 17)*	**6,838**	6,093	3,409
	14,548	11,455	5,727
Loss on dilution of investment *(note 4f and k)*	**-**	(411)	(47)
Non-controlling interest	**(240)**	(937)	(649)
NET EARNINGS FOR THE YEAR	**14,308**	10,107	5,031
Net earnings per share			
Basic	**0.51**	0.44	0.22
Diluted	**0.48**	0.43	0.22
Weighted average number of shares outstanding (000's) *(note 20)*			
Basic	**27,790**	22,785	22,667
Diluted	**29,835**	23,547	22,911

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

*(expressed in thousands of **US DOLLARS**)*

	Years Ended December 31,		
	2005	2004	2003
	$	$	$
Cash flows from operating activities			
Net earnings for the year	**14,308**	10,107	5,031
Items not affecting cash and cash equivalents			
Depreciation and amortization	**1,232**	761	427
Deferred charges	**527**	109	-
Deferred revenues	**76**	134	-
Loss on dilution of investment	**-**	411	47
Stock-based compensation costs	**655**	132	23
Foreign exchange loss on long-term item denominated in foreign currency	**103**	29	6
Future income taxes	**1,758**	1,436	994
Non-controlling interest	**240**	937	649
Employee future benefits	**22**	(18)	57
Change in non-cash operating working capital items *(note 16)*	**(2,571)**	(3,354)	591
	16,350	10,684	7,825
Cash flows from financing activities			
Increase in long-term debt	**147,297**	34,698	5,628
Payments on long-term debt	**(96,848)**	(5,430)	(2,218)
Issuance of shares by a subsidiary	**-**	189	39
Issuance of shares, net of share issue expenses and related income taxes	**37,976**	1,229	15
Redemption of shares	**-**	-	(23)
Payments on balances of purchase price	**(4,309)**	(1,193)	-
	84,116	29,493	3,441
Cash flows from investing activities			
Purchase of short-term investments	**(2,958)**	(1,613)	(2,787)
Proceeds from the sale of short-term investments	**2,072**	-	7,255
Purchase of a long-term investment	**(401)**	(629)	-
Increase in the interest in a subsidiary	**-**	(2,039)	(1,883)
Business acquisitions, net of cash and cash equivalents acquired	**(92,636)**	(34,468)	(11,520)
Purchase of property, plant and equipment	**(428)**	(93)	(50)
Acquisition of amortizable intangible assets	**(117)**	(44)	(21)
	(94,468)	(38,886)	(9,006)
Increase in cash and cash equivalents	**5,998**	1,291	2,260
Effect of exchange rate changes on cash and cash equivalents	**(1,282)**	661	1,187
Cash and cash equivalents – Beginning of year	**10,170**	8,218	4,771
Cash and cash equivalents – End of year	**14,886**	10,170	8,218
Additional information			
Interest paid	**2,197**	2,182	249
Income taxes paid	**6,084**	4,301	2,559

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of ***US DOLLARS****, except share/option and per share/option data and as otherwise noted)*

1. INCORPORATION AND NATURE OF ACTIVITIES

Atrium Biotechnologies Inc. ("Atrium Biotechnologies" or the "Company"), incorporated under the Canada Business Corporations Act, is a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. Atrium focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 40 countries, primarily in North America, Europe and Asia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies, which have been consistently applied, except for the policy dealing with the reporting currency as described below, are summarized as follows:

BASIS OF CONSOLIDATION

The Company's consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. Intercompany transactions and related balances have been eliminated. As at December 31, 2005, the Company's principal operating subsidiaries are as follows:

Chimiray S.A.S.
Unipex S.A.S.
Pure Encapsulations, Inc.
MultiChem Import Export (2005) Inc.
HVL Parent Incorporated ("Douglas Laboratories")

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the financial statements. Those estimates and assumptions also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets, the useful lives of property, plant and equipment and intangible assets, the valuation of identifiable intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION

Reporting currency

In December 2005, the Company changed its reporting currency from Canadian dollars to US dollars in order that the financial statements more accurately reflect the Company's true operating results and financial position since a majority of the Company's business is conducted in US dollars. The Company has used the current rate method to translate the Canadian dollar financial statements into US dollars since its inception in 2000. Under this method, assets and liabilities of subsidiaries with functional currency other than the US dollars are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in the cumulative translation adjustment account in shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

All the Company's principal subsidiaries are considered to be self-sustaining foreign operations. As a result, the foreign subsidiaries' financial statements, whose functional currency is other than the US dollar, are translated into US dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at the average rate for the year. Gains and losses resulting from translation are deferred in the "Cumulative translation adjustment" account under "Shareholders' Equity".

Foreign currency transactions

Transactions denominated in foreign currencies are translated into the relevant measurement currency as follows: Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate for the year. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statement of earnings.

HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments by way of interest rate swaps to manage current and forecast risks related to interest rate fluctuations associated with the Company's credit facility. The Company does not use freestanding derivative financial instruments for trading or speculative purposes.

The Company formally documents and designates each derivative financial instrument as a hedge of its credit facility. The Company determines that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

The Company uses interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. They are accounted for as an adjustment of accrued interest expense on the debt instruments. The corresponding amount to be paid to counterparties or to be received from counterparties is accounted for as an adjustment of accrued interest.

In the case of an early termination of one of the interest swap agreements or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated earnings at the time of the extinguishment of the debt.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and balances with banks, exclusive of bank advances, as well as all highly liquid short-term investments. The Company considers all highly liquid short-term investments having a term of less than three months at the acquisition date to be cash equivalents.

SHORT-TERM INVESTMENTS

Short-term investments, which are valued at the lower of amortized cost and market value, consist mainly of bonds and mutual funds which do not meet the Company's definition of cash and cash equivalents.

INVENTORY

Inventory is valued at the lower of cost and market value. Cost is determined using the first in, first out basis. Cost of finished goods and work in progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work in progress.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are recorded at cost, net of accumulated depreciation.
Depreciation is calculated using the following methods and annual rates:

	Methods	Annual rates %
Building	Straight-line	5
Equipment	Declining balance and straight-line	20
Office furniture	Declining balance and straight-line	10 and 20
Computer equipment	Straight-line	25 and 33 1/3
Automotive equipment	Straight-line	20
Leasehold improvements	Straight-line	Remaining lease term

DEFERRED CHARGES

Deferred charges consist of financing expenses and are amortized on a straight-line basis over the term of the loans.

INTANGIBLE ASSETS

Intangible assets with finite useful lives consist of patents, trademarks, licenses, distribution agreements, customer and supplier relationships, organization costs and software and Web sites development expenses. Patents and trademarks represent costs, including professional fees, incurred for the registration of trademarks for product marketing and manufacturing purposes, net of related government grants and accumulated amortization. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives of ten to fifteen years for patents, trademarks, licenses, distribution agreements and customer and supplier relationships, five years for organization costs and three years for software and Web sites development expenses.

The Company's indefinite-lived intangible assets consist of trademarks resulting from business acquisitions and are not amortized.

GOODWILL

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies. An impairment charge is recorded for any goodwill that is considered impaired.

IMPAIRMENT OF LONG-LIVED ASSETS

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value. Finite-lived assets are written down for any impairment in value of the unamortized portion. As at December 31, 2005 and 2004, there were no events or circumstances indicating that the carrying value may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment exists when the carrying amount of the intangible asset exceeds its fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

EMPLOYEE FUTURE BENEFITS

Two of the Company's French subsidiaries contribute to a postemployment benefit plan for their employees. The costs of these employee future benefits are accrued over the periods in which the employee earns the benefits. These costs are actuarially determined on an annual basis using the projected benefit method prorated on length of service and management's best estimate of salary escalation, retirement ages of employees and employee turnover. The net actuarial gain (loss) of the postemployment benefit obligations is reported in the statements of earnings as it arises.

REVENUE RECOGNITION

Revenue is recognized from sales of products, net of estimated sales allowances and rebates, when title passes to customers, which is generally at the time goods are shipped.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. Changes in the net future income tax assets or liabilities are included in earnings. Future income tax assets and liabilities are measured using substantively enacted and enacted tax rates expected to apply in the years in which the differences are expected to reverse.

RESEARCH AND DEVELOPMENT TAX CREDITS, GRANTS AND OTHER REVENUES

The Company is entitled to scientific research and experimental development ("SR&ED") tax credits granted by the Canadian federal government ("Federal") and the government of the Province of Québec ("Provincial"). Federal SR&ED tax credits are earned on qualified Canadian SR&ED expenditures at a rate of 20% and can only be used to offset against federal income taxes otherwise payable. Refundable Provincial SR&ED tax credits are generally earned on qualified SR&ED salaries and subcontracting expenses incurred in the Province of Québec, at a rate of 17.5%.

SR&ED tax credits and other grants are accounted for using the cost reduction method. Accordingly, tax credits and grants are recorded as a reduction of the related expenses or capital expenditures in the period the expenses are incurred. The refundable portion of SR&ED tax credits is recorded in the year in which they are earned. These tax credits could be subjected to a review and a possible adjustment by the authorities concerned. Other revenues are mostly SR&ED consulting and subcontracting.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against earnings over the estimated period of benefit. As at December 31, 2005 and 2004, no development costs have been deferred.

EARNINGS PER SHARE AND INFORMATION PERTAINING TO THE NUMBER OF SHARES

On March 10, 2005, the Company's Board of Directors approved the filing of articles of amendment, which would give effect to a recapitalization resulting in all of then issued and outstanding shares being recapitalized on a 4 for 1 basis. The weighted average number of shares outstanding and related earnings per share information were adjusted retroactively to give effect to the split.

In order to calculate earnings per share, subordinate and multiple voting shares are considered as common shares.

Basic net earnings per share are calculated using the weighted average number of common shares outstanding during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

Diluted net earnings per share are calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options. This method requires that diluted net earnings per share be calculated using the treasury stock method, as if all dilutive potential common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the Company at the fair value of the common shares during the period.

3. NEW ACCOUNTING STANDARDS

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: Section 3855 "Financial Instruments – Recognition and measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income" and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The Company is currently assessing the effects of these new standards on its consolidated financial statements.

4. BUSINESS ACQUISITIONS

ACQUISITIONS IN 2005

(a) MultiChem Import Export (2005) Inc.

On January 24, 2005, the Company, through its new subsidiary, MultiChem Import Export (2005) Inc. ("MultiChem"), completed the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc. for a total consideration of approximately $20,747,000 (CAN$25,435,000) of which an amount of $18,495,000 (CAN$22,675,000), including all acquisition-related costs, was paid cash and $2,252,000 (CAN$2,760,000) as a balance of purchase price, non-interest bearing and paid during the second quarter of 2005. The acquisition is subject to contingent payments specified in the agreement for a maximum amount of $1,290,000 (CAN$1,500,000) payable in 2006. These contingent payments will be recorded as goodwill when the related conditions have been met. This company is a Canadian marketer of active ingredients and specialty chemicals sold to customers in Canada and the North-eastern United States. This acquisition was financed through Atrium Biotechnologies' working capital, as well as from the revolving credit facility put in place in January 2005.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized upon receipt of a valuation report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

(b) HVL Parent Incorporated

On December 8, 2005, the Company, through one of its U.S. subsidiaries, acquired all of the outstanding shares of HVL Parent Incorporated ("Douglas Laboratories") whose main brand is Douglas Laboratories. This company develops, manufactures and markets health and nutritional products through healthcare practitioners mainly in the United States.

This acquisition was made for a total consideration of $86,852,000 of which an amount of $73,906,000, including all acquisition-related costs, was or will be paid cash, net of cash and cash equivalents acquired of $3,182,000, and $8,632,000 was paid in subordinate voting shares issued to certain Douglas Laboratories management shareholders at a price of CAN$10.95 per share. The cash portion came from cash on hand and from the revolving credit facility renegociated in November 2005.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The total consideration paid was allocated based on management's preliminary assesment as to the estimated fair value at the acquisition date. This preliminary assesment is subject to change upon receipt of an independant valuation report and the final determination of the fair value of the assets acquired and liabilities assumed.

The allocated values of the net assets acquired are as follows:

	MultiChem $	Douglas Laboratories $
Assets		
Current assets	11,972	29,030
Property, plant and equipment	70	3,787
Intangible assets		
Customer and supplier relationships	4,976	8,000
Trademarks	1,631	39,800
Software and Web sites	6	-
	18,655	80,617
Liabilities		
Current liabilities	6,044	10,110
Long-term liabilities	-	8,912
Future income tax liabilities	-	16,898
	6,044	35,920
Net identifiable assets acquired	12,611	44,697
Goodwill	8,136	42,155
Purchase price	20,747	86,852
Less: Cash and cash equivalents acquired	-	3,182
Subordinate voting shares issued	-	8,632
Balance of purchase price	2,252	-
Acquisition costs unpaid	-	1,132
Net cash used for the acquisition	18,495	73,906

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

Goodwill and intangible assets from MultiChem are included in the Active Ingredients & Specialty Chemicals segment and are deductible for income tax purposes. Goodwill and intangible assets from Douglas Laboratories are included in the Health & Nutrition segment and are not deductible for income tax purposes.

Intangible assets mainly consist of customer and supplier relationships for a total amount of $12,976,000 and of indefinite-lived trademarks for a total amount of $41,431,000. Customer and supplier relationships are amortized on a straight-line basis over their estimated useful lives of ten to fifteen years. Indefinite-lived trademarks are not amortized but are subject to an annual impairment test.

(c) Unipex Finance S.A.S.

On April 6, 2005, the Company acquired 69,092 common shares of the outstanding capital stock of Unipex Finance S.A.S., based in France, for an amount of $7,287,000 (€5,501,000), increasing its economic interest in the latter to 100.00% (83.78% in 2004). This amount was settled through the issuance of 741,584 Subordinate Voting Shares at the offering price of CAN$12.00 per share. This transaction has been accounted for as a step acquisition. The excess of the purchase price over the net identifiable assets on the date of acquisition is $5,383,000 and is recorded as goodwill not deductible for income tax purposes for an amount of $1,722,000. The balance of $3,661,000 has been applied against non-controlling interest.

ACQUISITIONS IN 2004

(d) Pure Encapsulations, Inc.

On March 1, 2004, the Company acquired all the operating assets of Pure Encapsulations, Inc.'s business for a total consideration of $37,982,000 of which an amount of $34,462,000, including all acquisition-related costs, was paid cash, net of cash and cash equivalents acquired of $1,076,000, and $2,444,000 as a balance of purchase price, paid in August 2005. This company, based in the United States, focuses on the development, manufacturing and marketing of high-end health and nutrition finished products sold through healthcare practitioners.

The acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The purchase price allocation was finalized upon receipt of a valuation report.

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

The allocated values of the net assets acquired are as follows:

	$
Assets	
Current assets	4,740
Property, plant and equipment	1,123
Intangible assets	
Trademarks	12,000
Customer relationships	800
Other	94
	18,757
Liabilities	
Current liabilities	757
Net identifiable assets acquired	18,000
Goodwill	19,982
Purchase price	37,982
Less: Cash and cash equivalents acquired	1,076
Balance of purchase price	2,444
Net cash used for the acquisition	34,462

Goodwill is included in the Health & Nutrition segment.

Goodwill and intangible assets are deductible for income tax purposes. Intangible assets consist mainly of indefinite-lived trademarks for an amount of $12,000,000. Consequently, these assets are not amortized but are subject to an annual impairment test.

(e) Unipex Finance S.A.S

On July 8, 2004, the Company acquired 21,380 common shares of the outstanding capital stock of Unipex Finance S.A.S., based in France, for a cash consideration of $2,002,000 (€1,649,000), increasing its interest in the latter to 83.78% (80.65% in 2003). This transaction has been accounted for as a step acquisition. The excess of the purchase price over the net identifiable assets on the date of acquisition is $1,586,000 and is recorded as goodwill not deductible for income tax purposes for an amount of $544,000. The balance of $1,042,000 has been applied against non-controlling interest.

(f) Loss on dilution of investment

On July 8, 2004, pursuant to the issuance of 10,000 common shares by Unipex Finance S.A.S. to its employees and directors, a loss on dilution amounting to $411,000 was recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of ***US DOLLARS****, except share/option and per share/option data and as otherwise noted)*

ACQUISITIONS IN 2003

(g) Interchemical S.A. and Chimiray S.A.

On August 5, 2003, the Company's 80.65% owned subsidiary, Unipex Finance S.A.S., acquired 100% of the issued and outstanding common shares of Interchemical S.A. and Chimiray S.A. for a total consideration of $13,309,000 of which an amount of $10,101,000 was paid cash, net of cash and cash equivalents acquired of $2,552,000, and $656,000 (paid in 2004) as a balance of purchase price. These companies are based in France and their main business focus is to market value-added active ingredients and specialty chemicals to the cosmetics, pharmaceutical, chemical and nutrition industries. This acquisition has been accounted for using the purchase method. The results of operations have been included in the statement of earnings since August 5, 2003, being the date of acquisition. In connection with the purchase price allocation, an independent valuation report was obtained supporting management's fair market value allocation.

(h) Siricie S.A.

On November 18, 2003, the Company acquired 100% of the issued and outstanding common shares of Siricie S.A. for a total consideration of $1,566,000 (€1,317,000) of which an amount of $1,390,000 was paid cash, net of cash and cash equivalents acquired of $57,000, and $119,000 ($40,000 as at December 31, 2004) as a balance of purchase price. This company is based in France and specializes in the development of active ingredients for the cosmetics industry derived from marine and botanical sources using extraction and fermentation biotechnology processes. This acquisition has been accounted for using the purchase method. The results of operations have been included in the statement of earnings since November 18, 2003, being the date of acquisition.

The allocated values of the net assets acquired are as follows:

	Interchemical S.A. and Chimiray S.A. $	Siricie S.A. $
Assets		
Current assets	12,799	867
Property, plant and equipment	281	61
Intangible assets		
License and distribution agreements	-	154
Other	3	-
Future income tax assets	378	55
	13,461	1,137
Liabilities		
Current liabilities	10,822	-
Long-term liabilities	725	690
	11,547	690
Net identifiable assets acquired	1,914	447
Goodwill	11,395	1,119
Purchase price	13,309	1,566
Less: Cash and cash equivalents acquired	2,552	57
Balance of purchase price	656	119
Net cash used for the acquisition	10,101	1,390

Goodwill included in the Active Ingredients & Specialty Chemicals segment is not deductible for income tax purposes.

(tabular amounts in thousands of ***US DOLLARS****, except share/option and per share/option data and as otherwise noted)*

(i) Unipex Finance S.A.S.

On January 13, May 27, and July 16, 2003, the Company acquired 23,760 common shares of the outstanding capital stock of Unipex Finance S.A.S. for a cash consideration of $1,844,000 (€1,749,000). Those acquisitions have been accounted for as step acquisitions. The Company also made an additional investment by acquiring 70,400 treasury shares of Unipex Finance S.A.S., increasing its interest in the latter to 80.65% (70.28% in 2002). The excess of the purchase price over the net identifiable assets on the date of acquisition is $2,118,000 and is recorded as goodwill not deductible for income tax purposes.

(j) Loss on dilution of investment

On May 27, 2003, pursuant to the issuance of 2,200 common shares by Unipex Finance S.A.S. to its employees and directors, a loss on dilution amounting to $47,000 was recognized.

5. INVENTORY

	As at December 31,	
	2005	2004
	$	$
Raw materials	**6,669**	1,631
Work in progress and finished goods	**25,089**	10,822
	31,758	12,453

6. LONG-TERM INVESTMENT

In March 2004, the Company invested a total amount of $629,000 (CAN$825,000) in Les Biotechnologies Océanova Inc., of which $38,000 is in Class A shares, voting and participating, representing 18.75% of such company's voting shares, $89,000 is in Class B shares, non-voting and participating, $248,000 is in Class C shares, non-voting and non-participating, and $254,000 is in an unsecured debenture, convertible at the Company's option into Class B shares, expiring at the latest on March 30, 2011. On June 1, 2005, the Company invested an additional amount of $401,000 (CAN$500,000) in convertible debentures of Les Biotechnologies Océanova Inc. The outstanding debentures will bear interest at a rate calculated on a formula based on 50% of the company's net earnings without exceeding 12%, the interest being payable annually. This investment has been recorded at cost. Pursuant to the agreement dated March 30, 2004, the Company is committed, under certain conditions, to subscribing for convertible debentures for an additional amount of $430,000 (CAN$500,000) in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of ***US DOLLARS****, except share/option and per share/option data and as otherwise noted)*

7. PROPERTY, PLANT AND EQUIPMENT

	As at December 31,			
	2005		2004	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	353	-	326	-
Building	655	328	612	293
Equipment	5,272	781	1,655	503
Office furniture	511	212	415	174
Computer equipment	482	373	422	309
Automotive equipment	159	132	155	117
Leasehold improvements	228	25	-	-
	7,660	1,851	3,585	1,396
Less: Accumulated depreciation	1,851		1,396	
Net amount	5,809		2,189	

8. INTANGIBLE ASSETS

	As at December 31,			
	2005		2004	
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Finite useful lives				
Patents and trademarks	441	236	433	301
Licenses and distribution agreements	865	256	1,001	226
Customer and supplier relationships	14,045	504	800	67
Organization costs	242	173	238	158
Software and Web sites development expenses	174	91	135	21
	15,767	1,260	2,607	773
Less: Accumulated amortization	1,260		773	
Net amount	14,507		1,834	
Indefinite useful lives				
Trademarks	53,520		12,000	
	68,027		13,834	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

9. GOODWILL

The change in the carrying value is as follows:

	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Balance as at December 31, 2003	37,047	1,202	38,249
Acquisitions *(note 4d and e)*	544	19,982	20,543
Adjustments [1]	(194)	6	(193)
Impact of foreign exchange rate	2,996	95	3,079
Balance as at December 31, 2004	40,393	21,285	61,678
Acquisitions *(note 4a and b)*	10,074	42,155	52,229
Adjustments [1]	(49)	48	(1)
Impact of foreign exchange rate	(4,915)	44	(4,871)
Balance as at December 31, 2005	45,503	63,532	109,035

[1] Adjustments consist of additional acquisition-related costs and of the reversal of accounts payable and accrued liabilities related to acquisitions.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31,	
	2005 $	2004 $
Trade payable	**32,949**	19,968
Parent company	**2,541**	196
Salaries and employee benefits	**5,360**	1,634
Sales tax	**1,489**	1,266
Other liabilities	**4,671**	1,306
Acquisition-related costs	**1,132**	-
	48,142	24,370

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

11. LONG-TERM DEBT

	As at December 31,	
	2005 **$**	2004 $
Revolving credit facility *	**94,300**	-
Unsecured loan (CAN$13,407 as at December 31, 2005 and 2004), bearing interest at a rate of 7%, principal payable in June 2008 and June 2009, interest payable on a monthly basis	**11,528**	11,154
Unsecured bank loan (€3 as at December 31, 2005 and €15 as at December 31, 2004), bearing interest at a rate of 4.35%, payable in quarterly instalments including principal and interest, maturing in January 2006	**3**	20
Balance of purchase price (€43 as at December 31, 2005 and €116 as at December 31, 2004), non-interest bearing, payable in euros in monthly instalments, maturing in July 2006	**51**	157
Note payable on vehicle, non-interest bearing, payable in monthly instalments, maturing in August 2007	**18**	-
Bank mortgage, bearing interest at a rate of 9%, payable in quarterly instalments including principal and interest, collateralized by a building and a plot of land, maturing in September 2014	**48**	-
Settled during 2005	-	34,427
	105,948	45,758
Less: Current portion	**70**	9,699
	105,878	36,059

* This amended credit facility is a three-year revolving credit facility, renewable annually for the same period, of an authorized amount of $107,481,000 (CAN$125,000,000). The Company may increase the authorized amount up to a maximum of $171,969,000 (CAN$200,000,000) under certain conditions and may also borrow in US$, CAN$ or euros. As at December 31, 2005, all the money borrowed was in US$. This facility bears interest at a variable rate based on the market rate plus an applicable margin calculated quarterly. This debt has been secured by a first hypothec on all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security. Under the credit agreement, the Company must meet certain financial ratios. As at December 31, 2005, the effective rate was 6.0%. A portion of the loan, being $50,000,000, is subject to interest rate swaps *(see note 21)*.

In 2005, the portion of deferred financing costs in the amount of $264,000 relating to the repayment of certain loans was written off.

The principal instalments due on long-term debt for the next five years amount to $70,000 in 2006, $12,000 in 2007, $95,596,000 in 2008, $10,243,000 in 2009 and $5,000 in 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

12. EMPLOYEE FUTURE BENEFITS

The French subsidiaries provide an unfunded postemployment benefit plan for their employees. Provisions are established for obligations resulting from the plan.

The following table presents the postemployment benefit plan activity:

	2005 $	2004 $
Accrued postemployment benefit plan obligation		
Balance – Beginning of year	210	256
Current service cost	30	18
Interest cost	5	6
Actuarial gain	(12)	(42)
Business acquisition (adjustment)	-	(44)
Foreign currency exchange rate changes	(28)	16
Balance – End of year	205	210

[The] significant actuarial assumptions used to determine obligations resulting from the postemployment benefit plan are [as] follows:

	Pension benefits	
	2005 %	2004 %
Discount rate	2.5	2.5
Rate of compensation increase	0.5	0.5

The actuarial report, dated June 2004, gives effect to the postemployment benefit obligation as at December 31, 2004. The next actuarial valuation is planned for June 2006.

401K PLANS

In 2004, the Company established 401K plans in two of its U.S. subsidiaries. Under these plans, the Company may contribute a discretionary amount equal to a percentage of employee contributions to the plan and may also make a discretionary profit sharing contribution. During the years ended December 31, 2005 and 2004, the Company recorded contributions totalling $65,000 and $50,000, respectively.

13. COMMITMENTS

The Company is committed to various operating leases totalling $2,074,000 in 2006, $1,656,000 in 2007, $592,000 in 2008, $94,000 in 2009 and $7,000 in 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

14. CONTINGENCIES

The Company and its subsidiaries are party to various ongoing, pending, and threatened litigation along with other contingencies arising out of the normal course of business. Certain of these claims are against a customer for product liability to which a subsidiary has been named as a co-defendant. The ultimate disposition of these claims cannot be determined at this time. Management believes that these claims, when resolved, will not have any material adverse effect on the consolidated financial position or results of operations of the Company.

15. SHARE CAPITAL

(a) **Authorized**

Unlimited number of shares of the following classes:

Multiple voting shares, voting and participating, bearing two votes per share, convertible at the option of the holder into subordinate voting shares on a one-for-one basis

Subordinate voting shares, voting and participating, one vote per share

b) **Issued**

	As at December 31,					
	2005		2004		2003	
	Number	**Amount $**	**Number**	**Amount $**	**Number**	**Amount $**
Multiple voting shares						
Balance – Beginning and End of year	**14,000,000**	**7,656**	14,000,000	7,656	14,000,000	7,656
Subordinate voting shares						
Balance – Beginning of year	**9,784,664**	**16,187**	8,666,668	14,958	8,666,568	14,958
Issued pursuant to the initial public offering	**4,166,667**	**40,920**	-	-	-	-
Issued for the acquisition of non-controlling interest	**741,584**	**7,283**	-	-	-	-
Issued as part of the acquisition of Douglas Laboratories	**917,532**	**8,632-**	-	-	-	-
Issued pursuant to the stock option plan	**387,000**	**884**	580,000	1,229	8,000	15
Redemption of shares	-	-	-	-	(8,000)	(15)
Issued to the parent company	-	-	537,996	-	-	-
Share issue expenses, net of related income taxes	-	**(2,640)**	-	-	-	-
Stock-based compensation costs	-	**63**	-	-	-	-
Balance – End of year	**15,997,447**	**71,329**	9,784,664	16,187	8,666,668	14,958
Total share capital	**29,997,447**	**78,985**	23,784,664	23,843	22,666,668	22,614

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of ***US DOLLARS****, except share/option and per share/option data and as otherwise noted)*

(c) Shares issued

On March 10, 2005, the Company split all of its issued and outstanding multiple and subordinate voting shares on a four-for-one basis. All share and per share information in these consolidated financial statements has been adjusted retroactively to reflect this stock split.

On the same day, the Company's Articles of Incorporation were also amended for the multiple voting shares. The multiple voting shares held by Æterna Zentaris Inc. ("Æterna Zentaris"), the parent company, will automatically be converted into subordinate voting shares on a one-for-one basis: i) upon any transfer thereof, subject to limited exceptions; ii) within five years from the closing date of the initial public offering, being April 6, 2010; and iii) in certain circumstances including a change of control of Æterna Zentaris.

On April 6, 2005, the Company completed its initial public offering through the issuance of 4,166,667 subordinate voting shares at the offering price of CAN$12.00 per share for total gross proceeds of $40,920,000 (CAN$50,000,000). The Company's share of issue expenses and underwriters' fees, net of related income taxes, was $2,640,000 (CAN$3,227,000). Immediately prior to the closing of the aforementioned offering, the Company completed the acquisition of the non-controlling interest in Unipex Finance for an amount of $7,289,000 (€5,501,000). This amount was settled through the issuance of 741,584 subordinate voting shares at the same offering price.

Still on December 8, 2005, the Company issued 917,532 subordinate voting shares at a price of CAN$10.95 per share for a total amount of $8,632,000 (CAN$10,047,000) for the acquisition of Douglas Laboratories *(see note 4b)*.

Still during fiscal 2005, following the exercise of stock options, the Company issued 387,000 subordinate voting shares for a cash consideration of $884,000 (CAN$1,091,000).

On October 26, 2004, the Company issued 580,000 subordinate voting shares to certain officers pursuant to the exercise of stock options. The average exercise price is CAN$2.60 for proceeds of $1,229,000 (CAN$1,507,000).

On December 22, 2004, the Company issued 537,996 subordinate voting shares to the parent company in consideration of assets with a net carrying value of $750,000 (CAN$931,000). This net carrying value has been presented as contributed surplus *(see note 16)*.

On September 19, 2003, following the exercise of stock options, the Company issued 8,000 subordinate voting shares for a cash consideration of $15,000 (CAN$20,000). The Company subsequently redeemed those shares for a cash consideration of $23,000 (CAN$32,000) of which an amount of $8,000 (CAN$11,000), representing the excess of price paid over the paid-up capital of these shares, has been applied against retained earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of ***US DOLLARS****, except share/option and per share/option data and as otherwise noted)*

(d) Company's stock option plan

On February 11, 2005, the Board of Directors of the Company adopted the 2005 Stock Option Plan (the "2005 Plan"), which entered into effect upon the closing of the Company's initial public offering. At that time, all options issued and outstanding under the Company's original stock option plan became subject to the 2005 Plan. Under the 2005 Plan, the Board of Directors of the Company may grant options to acquire subordinate voting shares to the Company's directors, officers, employees and service providers, and those of its subsidiaries. The maximum number of subordinate voting shares that can be issued upon the exercise of options granted under the 2005 Plan, together with any subordinate voting shares issued or reserved for issuance under any other share compensation arrangement which is then in place, is 4,267,000. The exercise price of options granted under the 2005 Plan is set at the time of the grant of the options, but cannot be less than the volume weighted average trading price of the subordinate voting shares on the Toronto Stock Exchange for the five trading days immediately preceding the day on which an option is granted. The maximum period during which options may be exercised is ten years from the date on which they are granted. Options may not be exercised during the first year following the grant thereof. Thereafter, options vest in five equal annual tranches in respect of 20% of the subordinate voting shares under option, commencing one year after the date on which the option is granted.

The following table summarizes the stock option activity under this plan:

	2005		2004		2003	
	Number	**Weighted average exercise price (CAN$)**	**Number**	**Weighted average exercise price (CAN$)**	**Number**	**Weighted average exercise price (CAN$)**
Balance – Beginning of year	**3,667,000**	**3.59**	2,390,000	2.76	2,314,000	2.74
Granted	**5,000**	**10.58**	2,031,000	4.21	120,000	3.07
Exercised	**(387,000)**	**2.82**	(580,000)	2.60	(8,000)	2.50
Forfeited	**(66,500)**	**3.08**	(174,000)	2.81	(36,000)	2.82
Balance – End of year	**3,218,500**	**3.70**	3,667,000	3.59	2,390,000	2.76

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

The following table summarizes the stock options outstanding and currently exercisable as at December 31, 2005:

	Options outstanding			Options currently exercisable	
Exercise price (CAN$)	**Number**	**Weighted average remaining contractual life**	**Weighted average exercise price (CAN$)**	**Number**	**Weighted average exercise price (CAN$)**
$2.50	545,000	4.84	2.50	545,000	2.50
$3.07	655,000	5.89	3.07	483,000	3.07
$4.21	2,013,500	8.84	4.21	733,000	4.21
$10.58	5,000	9.55	10.58	-	-
	3,218,500	7.57	3.70	1,761,000	3.37

ASSUMPTIONS USED IN DETERMINING STOCK-BASED COMPENSATION COSTS

The table below shows the assumptions used in determining stock-based compensation costs under the Black-Scholes option pricing model:

	Years Ended December 31,		
	2005	2004	2003
Dividend yield	**Nil**	Nil	Nil
Expected volatility	**38.15%**	Nil	Nil
Risk-free interest rate	**3.37%**	3.77%	3.96%
Weighted average expected life (years)	**3.34**	4.56	5.00
Compensation costs ($) recorded as contributed surplus	**655**	132	23

16. STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2005	2004	2003
	$	$	$
Change in non-cash operating working capital items			
Accounts receivable	**(9,196)**	74	3,246
Inventory	**(2,225)**	(1,119)	1,661
Prepaid expenses	**68**	(64)	(37)
Accounts payable and accrued liabilities	**9,464**	(2,305)	(3,912)
Income taxes	**(682)**	60	(367)
	(2,571)	(3,354)	591

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of ***US DOLLARS****, except share/option and per share/option data and as otherwise noted)*

17. INCOME TAX EXPENSE

The reconciliation of the combined Canadian federal and Québec provincial income tax rate to the income tax expense is as follows:

	Years Ended December 31,		
	2005	2004	2003
Income tax expense			
Combined federal and provincial statutory income tax rate	**31.02%**	31.02%	33.05%
Income tax expense based on statutory income tax rate	**$6,634**	$5,444	$3,019
Change in enacted tax rate	**-**	-	243
Differences in statutory income tax rate of foreign subsidiaries	**993**	644	179
Tax loss monetization program (note 18)	**(827)**	-	-
Stock-based compensation costs	**203**	38	-
Other	**(165)**	(33)	(32)
	$6,838	$6,093	$3,409

Income tax expense is represented by:

	Years Ended December 31,		
	2005	2004	2003
	$	$	$
Current	**5,080**	4,657	2,415
Future	**1,758**	1,436	994
	6,838	6,093	3,409
Current			
Domestic	**190**	399	610
Foreign	**4,890**	4,258	1,805
	5,080	4,657	2,415
Future			
Domestic	**665**	877	1,043
Foreign	**1,093**	559	(49)
	1,758	1,436	994
	6,838	6,093	3,409

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

Significant components of future income tax assets and liabilities are as follows:

	As at December 31,	
	2005 **$**	2004 $
Future income tax assets		
Unrealized foreign exchange loss	**176**	46
Provisions and accruals	**431**	7
Employee future benefits	**55**	54
Intangible assets	**1,867**	2,361
Goodwill	**-**	48
Share issue expenses	**998**	-
Loss carryforwards	**224**	99
Other	**261**	143
	4,012	2,758
Future income tax liabilities		
Goodwill	**(789)**	-
Property, plant and equipment	**(694)**	(75)
Intangible assets	**(17,108)**	(290)
Other	**(8)**	(119)
	(18,599)	(484)
Classified as follows:		
Future income tax assets	**3,844**	2,624
Future income tax liabilities	**(18,431)**	(350)
	(14,587)	2,274

As at December 31, 2005, a Company's subsidiary has non-capital loss carryforwards totalling approximately $546,000, which expire at the latest in December 2024.

18. RELATED PARTY TRANSACTIONS

	Years Ended December 31,		
	2005 **$**	2004 $	2003 $
Purchases of raw materials and subcontracting	**246**	388	314
Administration fees	**127**	288	254
Dividend income	**2,667**	-	-
Interest expense	**2,675**	388	-
Financing expenses paid	**-**	52	-
Expenses reimbursed related to a technology acquired	**346**	369	-
Subcontracting revenues	**337**	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of ***US DOLLARS****, except share/option and per share/option data and as otherwise noted)*

These above transactions with its parent company are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed upon by the related parties.

At the end of the year, amounts due to and (from) the parent company are payable (redeemable) on demand and have resulted from the transactions mentioned above.

On September 15, 2005, after obtaining corresponding tax rulings, Æterna Zentaris, Atrium Biotechnologies' parent company, initiated a tax loss consolidation strategy. Æterna Zentaris advanced $129,000,000 (CAN$150,000,000) to the Company, by way of a subordinate 7% interest-bearing promissory note. This note is unsecured and payable on demand.

On the same day, the Company acquired $129,000,000 (CAN$150,000,000) in preferred shares from 4296672 Canada Inc., a wholly-owned subsidiary of Æterna Zentaris. The dividend rate on the preferred shares is 7.05%. 4296672 Canada Inc. used the proceeds to advance $129,000,000 (CAN$150,000,000) to Æterna Zentaris through an interest-free loan. The funds were used to repay the daylight loan which was initially used to make the initial subordinate loan of the Company.

Æterna Zentaris and the Company may terminate these agreements at any time. In addition, the arrangement will terminate in the event Æterna Zentaris is no longer the controlling shareholder of the Company.

The Company has the legal right to offset the demand loan payable to Æterna Zentaris and the investment in preferred shares of 4296672 Canada Inc. Since the Company intends to use this right, these items are disclosed on a net basis. The interest expense and the dividend income are disclosed respectively under "Interest expense" and "Dividend income". Tax savings resulting from the interest expense are disclosed as a reduction of income tax expense.

On December 22, 2004, the Company acquired a technology from its parent company, Æterna Zentaris, in consideration of the issuance of 537,996 subordinate voting shares. This transaction has been accounted for at the carrying amount of the net assets acquired, being nil. As the related parties did not elect to apply the special tax election on the transfer, the Company has recognized future income taxes of $750,000 in connection with the transaction.

The Company is committed to paying $860,000 in cash and a single digit royalty to Æterna Zentaris if the latter receives product marketing approval from the United States Food and Drug Administration.

Furthermore, under the amended agreement, Æterna Zentaris will reimburse the Company up to $1,290,000 of fees related to the registration, repositioning and marketing of the product. As at December 31, 2005, an amount of $774,000 has been recorded thereof.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(tabular amounts in thousands of ***US DOLLARS****, except share/option and per share/option data and as otherwise noted)*

19. SEGMENT INFORMATION

Information by geographic region

Revenues by geographic region are detailed as follows:

	Years Ended December 31,		
	2005	2004	2003
	$	$	$
Canada	**54,661**	1,536	678
United States	**33,022**	20,581	4,339
Europe			
France	**105,478**	103,415	72,092
Other	**4,666**	6,141	5,434
Asia	**2,198**	3,835	2,807
Other	**838**	732	493
	200,863	136,240	85,843

Revenues have been allocated to geographic regions based on the country of residence of the related customers.
Long-lived assets by geographic region are detailed as follows:

	As at December 31,	
	2005	2004
	$	$
Canada	**16,206**	993
United States	**128,591**	35,077
Europe		
France	**37,898**	41,631
Other	**176**	-
	182,871	77,701

Long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

The Company is organized under two business segments: (i) the Active Ingredients & Specialty Chemicals Division; and (ii) the Health & Nutrition Division. The Company's Active Ingredients & Specialty Chemicals Division offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed by the Company. Through the Health & Nutrition Division, the Company develops, manufactures and markets proprietary health and nutrition finished products.

Atrium Biotechnologies' President and Chief Executive Officer ("CEO"), as the chief operating decision-maker, assesses the performance of the two segments and allocates resources to the segments. Each segment has its own President and is managed separately. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

The following table presents information by segment:

			2005
	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Revenues	168,006	32,857	200,863
Earnings from operations	12,488	11,507	23,995
Depreciation and amortization	791	441	1,232
Capital expenditures	254	291	545
Segment assets	120,789	164,097	284,886

			2004
	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Revenues	111,397	24,843	136,240
Earnings from operations	10,791	9,281	20,072
Depreciation and amortization	443	318	761
Capital expenditures	60	77	137
Segment assets	87,842	44,480	132,322

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

	2003		
	Active Ingredients & Specialty Chemicals $	Health & Nutrition $	Total $
Revenues	79,252	6,591	85,843
Earnings from operations	7,257	3,016	10,273
Depreciation and amortization	382	45	427
Capital expenditures	35	36	71
Segment assets	80,521	4,768	85,289

Unallocated assets amount to $13,361,000 in 2005, $6,589,000 in 2004 and $3,968,000 in 2003 and consist mainly of cash and cash equivalents, investment at cost and future income tax assets.

In 2005 and 2004, no customer represents more than 10% of the Company's revenues. In 2003, one customer represented 15% of the Company's revenues.

20. EARNINGS PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings per share calculation:

	2005	2004	2003
Basic weighted average number of shares outstanding (000's)	**27,790**	22,785	22,667
Dilutive effect of stock options (000's)	**2,045**	762	244
Diluted weighted average number of shares outstanding (000's)	**29,835**	23,547	22,911
Items excluded from the calculation of diluted net earnings per share because the exercise price was equal to or greater than the average share value of the common shares as determined under the stock option plan or due to their anti-dilutive effect (000's)			
Stock options (000's)	**5**	2,031	1,080

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

21. FINANCIAL INSTRUMENTS

DESCRIPTION OF DERIVATIVE FINANCIAL INSTRUMENTS

Management of interest rate risk

The Company has entered into an interest rate swap to manage interest rate fluctuations. The swap has a notional amount of $50,000,000. Under this swap, the Company pays a fixed rate of 4.925% and receives a variable rate based on three-month LIBOR (4.5% as at December 31, 2005). This interest rate swap has been designated as a cash flow hedging relationship of the variable interest payment on the revolving credit facility. The fair value of this swap amounted to $119,000 in favour of the counterparty and matures on December 8, 2008.

FAIR VALUE

Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and balances of purchase price payable are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The fair value of the long-term debt has been established by discounting the future cash flows at an interest rate to that which the Company would currently be able to obtain for loans with similar maturity dates and terms. The fair value of the long-term debt is $106,023,000 ($46,505,000 in 2004). The fair value of short-term investments is $2,955,000 ($2,121,000 in 2004). Short-term investments are composed of mutual funds units and corporate bonds, bearing interest at annual rates from 3.75% to 4.33% and maturing on different dates between May and June 2006.

CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents and short-term investments consist of instruments issued by high-credit quality issuers. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $469,000 and $205,000 as at December 31, 2005 and 2004, respectively.

FOREIGN CURRENCY RISK

The Company is exposed to limited currency risks since the transactions made by its French subsidiaries are denominated in euros and the transactions made by its Canadian subsidiaries are denominated in Canadian dollars. It is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars.

INTEREST RATE RISK

The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents	Variable interest rate
Short-term investments	Fixed interest rate
Accounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Balances of purchase price payable	Non-interest bearing
Long-term debt	Non-interest bearing and variable interest rate



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

*(tabular amounts in thousands of **US DOLLARS**, except share/option and per share/option data and as otherwise noted)*

22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year presentation.

Printed in Canada

ATRIUM
BIOTECHNOLOGIES

Atrium Biotechnologies Inc. 1405 Parc-Technologique Blvd., Québec, Quebec G1P 4P5 CANADA
www.atrium-bio.com